UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2016 and 2015

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Agrium 401(k) Retirement Savings Plan

Calgary, Alberta, Canada

We have audited the accompanying statements of net assets available for benefits of Agrium 401(k) Retirement Savings Plan (plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Agrium 401(k) Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Agrium 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Denver, Colorado

June 19, 2017

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

Year ended December 31

(U.S. dollars)

	2016	2015
Assets
Cash and cash equivalents	—	29

Investments at fair value (note 5):
Common trust funds	84,804,074	81,339,821
Mutual funds	56,898,567	54,953,141
Common stock	10,492,088	10,694,883

Total investments	152,194,729	146,987,845

Receivables:
Notes receivable from participants	2,773,633	3,051,633

Net assets available for benefits	154,968,362	150,039,507

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2016
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	11,323,887
Interest and dividends	1,823,381

13,147,268

Contributions:
Employer	7,254,595
Participant	6,606,992
Rollover	113,120

13,974,707

Interest income on notes receivable from participants	121,174

Total additions	27,243,149

Deductions
Distributions paid to participants	25,978,819
Administrative expenses	99,005

Total deductions	26,077,824

Net increase	1,165,325
Affiliated plan transfers and other	3,763,530
Net assets available for benefits:
Beginning of year	150,039,507

End of year	154,968,362

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2016 and 2015 was T. Rowe Price Trust Company.

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis.

On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement. The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions including receipt of regulatory and court approvals. No decisions have been made as of June 19, 2017 regarding the impact of this transaction on the Plan.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to contribute to the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Certain eligible employees also receive additional Company contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon. Refer to the Plan document for vesting provisions related to acquired plan account balances.

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. A participant may have no more than one outstanding loan at any one time.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to the benefit that can be provided from the participant’s vested account.

h)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid. Distributions of approximately $45,800 were requested, but not yet paid, at December 31, 2016.

d)	Valuation of investments and income recognition

As of December 31, 2016 and 2015, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common trust funds: Valued at fair value based on the NAV of the observable market prices of the underlying assets held by the fund less liabilities.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 11,

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan, and participants become 100% vested in the employer contribution portion of the accounts.

5.	INVESTMENTS

a)	Fair value of Plan investments by hierarchy level

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Total
Mutual funds	56,898,567	—	56,898,567
Common trust funds (i)	—	84,804,074	84,804,074
Common stock	10,492,088	—	10,492,088

Total assets at fair value	67,390,655	84,804,074	152,194,729

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Total
Mutual funds	54,953,141	—	54,953,141
Common trust funds (i)	—	81,339,821	81,339,821
Common stock	10,694,883	—	10,694,883

Total assets at fair value	65,648,024	81,339,821	146,987,845

(i)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

b)	Change in fair values levels

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2016 and 2015

(U.S. dollars)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for Plan benefits. For the year ended December 31, 2016, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 19, 2017, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2016.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2016

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
	Vanguard Institutional Index Fund	Mutual funds	24,297,821
*	US Treasury Money Market Trust B	Common trust funds	20,990,478
	Vanguard Extended Market Index Fund, Institutional	Mutual funds	13,532,562
*	T. Rowe Price Retirement Hybrid 2025 Trust	Common trust funds	12,119,676
*	Agrium Inc. common stock	Common stock	10,492,088
*	T. Rowe Price Retirement Hybrid 2020 Trust	Common trust funds	10,116,100
*	T. Rowe Price Retirement Hybrid 2030 Trust	Common trust funds	8,235,088
*	T. Rowe Price Retirement Hybrid 2035 Trust	Common trust funds	7,383,634
*	T. Rowe Price Retirement Hybrid 2045 Trust	Common trust funds	7,078,387
	Vanguard Total Bond Market Index Fund, Institutional	Mutual funds	5,817,841
*	T. Rowe Price Retirement Hybrid 2040 Trust	Common trust funds	5,744,897
*	T. Rowe Price Retirement Hybrid 2050 Trust	Common trust funds	5,083,109
*	T. Rowe Price Retirement Hybrid 2015 Trust	Common trust funds	3,692,811
	Dodge and Cox Stock Fund	Mutual funds	3,402,522
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual funds	2,951,211
*	T. Rowe Price Retirement Hybrid 2055 Trust	Common trust funds	2,630,731
	Wasatch Core Growth Fund Institutional	Mutual funds	2,444,968
	American Funds New Perspective Fund	Mutual funds	1,743,947
	DFA Inflation Protected Securities	Mutual funds	1,053,253
	Vanguard Short Term Bond Index Fund	Mutual funds	1,021,158
	Pzena International Expanded Value Trust	Common trust funds	698,760
	Prudential Core Plus Bond Trust	Common trust funds	640,275
	Vanguard Total World Stock Fund	Mutual funds	633,283
*	T. Rowe Price Retirement Hybrid 2010 Trust	Common trust funds	153,804
*	T. Rowe Price Retirement Hybrid Balanced Trust	Common trust funds	143,250
*	T. Rowe Price Retirement Hybrid 2005 Trust	Common trust funds	93,073

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.5%, secured by the related participant’s vested account balance, maturing through December 2021.	2,773,633

	Total assets held at end of year		154,968,362

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

`

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2017	AGRIUM 401(K) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/S/ Angela S. Lekatsas
Angela S. Lekatsas
Vice President & Treasurer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP